Filed by Sears, Roebuck and Co.

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company:
Sears, Roebuck and Co. (Commission File No. 1-416)

Kmart and Sears: Creating a Powerful Retail Leader New York, NY November 17, 2004

This presentation contains statements about cost and revenue synergies of the proposed transaction, expected accretion to earnings, and certain other "forward-looking statements" that are subject to risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Following are some of the risks and uncertainties that could affect our financial condition or results of operations, and could cause actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied by these forward-looking statements: failure to quickly realize cost-savings from the transaction as a result of technical, logistical, competitive and other factors; competitive conditions in retail and related services industries; changes in consumer confidence, tastes, preferences and spending; the availability and level of consumer debt; the successful execution of, and customer response to, our strategic initiatives, including the Full-line Store strategy and the conversion and integration of the Kmart stores and other new store locations; the pace of growth in our store locations, which may be higher or lower than anticipated; the possibility that we will identify new business and strategic options for one or more of its business segments, potentially including selective acquisitions, dispositions, restructurings, joint ventures and partnerships; trade restrictions, tariffs, and other factors potentially affecting our ability to find qualified vendors and access products in an efficient manner; our ability to successfully implement its initiatives to improve our inventory management capabilities; the outcome of pending legal proceedings; anticipated cash flow; social and political conditions such as war, political unrest and terrorism or natural disasters; the possibility of negative investment returns in our pension plan; changes in interest rates; volatility in financial markets; changes in our debt ratings, credit spreads and cost of funds; the possibility of interruptions in systematically accessing the public debt markets; general economic conditions and normal business uncertainty. In addition, we typically earns a disproportionate share of its operating income in the fourth quarter due to seasonal buying patterns, which are difficult to forecast with certainty. While we believe that its forecasts and assumptions are reasonable, we caution that actual results may differ materially. We intend the forward-looking statements to speak only as of the time first made and we do not undertake to update or revise them as more information becomes available. Forward-Looking Statements

Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Kmart and Sears, without charge, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Kmart Holding Corporation, 3100 West Big Beaver Road, Troy, Michigan, 48084 Attention: Office of the Secretary, or to Sears, Roebuck and Co., 3333 Beverly Road, Hoffman Estates, Il. Attention: Office of the Secretary. Information regarding the participants in the proxy solicitation and a description of their direct and indirect interest, by security holdings or otherwise, is contained in the materials filed with the SEC by Kmart on April 8, 2004 and by Sears on April 30, 2004. Additional Information

Agenda Merger Overview Strategic Rationale Timeline Summary Q&A

Merger Overview Combination of Kmart and Sears to form nation's third largest broadline retailer: Approximately $55 billion in annual revenues Nearly 3,500 store locations: 2,350 Full-line and Off-mall stores 1,100 Specialty stores Establishment of Sears Holdings Corporation

Merger Overview Transaction Details Kmart shares to be converted to Sears Holdings common stock at a rate of 1 to 1 Sears, Roebuck and Co. shares: 55% converted to Sears Holdings common stock at rate of 1 to 0.5 45% converted to cash at rate of $50 per share Shareholders able to elect between cash and stock subject to proration Stock portion of merger consideration is tax free to Kmart and Sears shareholders

Merger Overview Board Representation 10 members on Sears Holdings' Board of Directors 7 members from Kmart Holdings Board 3 members from Sears, Roebuck Board Messrs. Lampert, Lacy, and Lewis will sit on Board Operational Structure Sears Holdings Corp. to be headquartered in Hoffman Estates, Illinois Separate retail organizations maintained: Significant Kmart presence in Troy, Michigan Sears headquarters in Hoffman Estates, Illinois Edward S. Lampert -- Chairman of Sears Holdings Corp. Alan J. Lacy -- Vice Chairman, CEO of Sears Holdings Corp. Aylwin B. Lewis -- President of Sears Holdings Corp., CEO of Kmart and Sears Retail Office of the Chairman

Strategic Rationale: Kmart Aylwin Lewis

Strategic Rationale: Sears Alan Lacy

Combined Retail Sales Provide Scale and Strong Foundation for Growth Wal-Mart Home Depot Sears Holdings Target Sears Lowe's Best Buy Kmart JCPenney Kohl's Circuit City 75000 64816 60817 46781 41124 30838 24547 19693 17786 10282 9745 2003 Revenues ($B) * *Reported revenue totals include $4.4B of revenue from former Credit & Financial products segment *

Combination to Result in Second Largest Retailer in Full-line and Off-mall Locations Wal-Mart Sears Holdings Home Depot Kmart Target JCPenney Lowe's Sears Best Buy Circuit City Kohl's 2949 2353 1707 1482 1313 1020 952 871 608 599 542 *Excludes Mervyn's and Marshall Field's stores *

Strategic Rationale Merger accelerates execution of pre-existing strategies of both retailers Provides Kmart with more unique and differentiated products Enables combined company to rapidly grow off-mall in locations closer, more convenient to the customer Leverages the scale and financial strength of the combined company Winning real estate strategy Significantly expands Sears points of distribution in key markets; High concentration of urban and high-density suburban locations Opportunity to monetize non-strategic real estate as appropriate Combines wealth of leading proprietary brands to further differentiate stores from competition Craftsman, Kenmore, Lands' End, DieHard Martha Stewart Everyday, Joe Boxer, Jaclyn Smith, Sesame Street

Strategic Rationale Generates significant synergies: Conservatively estimated at $500 million annually: $200 million from revenue synergies Substantial number of store locations to be converted to Sears nameplate Cross-selling of proprietary brands $300 million from cost savings Merchandise and non-merchandise procurement Supply chain, administrative support, other Savings fully realized by end of third year of combined operations Expect transaction to be accretive in year one, excluding one-time costs Creation of strong management team Cultural change to be driven by committed team Disciplined investment strategies Committed to operational excellence

Timeline Terms of merger agreement have been unanimously approved by boards of directors of both Kmart and Sears Merger is subject to shareholder and regulatory approval, and customary closing conditions Expect to close merger by the end of March, 2005

Summary The combination of Kmart and Sears will: Leverage the strength of two leading retailers Create compelling, differentiated customer offerings Create shareholder value through significant synergies Create a winning culture

Kmart and Sears: Creating a Powerful Retail Leader New York, NY November 17, 2004